UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐Form C: Offering Statement
☐Form C-U: Progress Update
    ☐   Form C/A: Amendment to Offering Statement
        ☐   Check box if Amendment is material and investors must reconfirm within five business days.
    ◉   Form C-AR: Annual Report
☐Form C-AR/A: Amendment to Annual Report
☐Form C-TR: Termination of Reporting

Name of issuer
Taste Labs, Inc

Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        01/08/2018

Physical address of issuer
833 Broadway, 2nd Floor, New York, NY 10003

Website of issuer
https://www.taste.io/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$135,199.01	$36,625
Cash & Cash Equivalents	$86,949.01	$6,625
Accounts Receivable	$48,250.00	$30,000
Short-term Debt	$6,819.96	$162,637
Long-term Debt	$757,423.51	$0
Revenues/Sales	$63,123.35	$11,618
Cost of Goods Sold	$0	$0
Taxes	$0	$0
Net Income (Loss)	($556,731.46)	($126,612)

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

Taste Labs, Inc.
Annual Report
(Exhibit A to Form C-AR)
June 12, 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibit hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibit hereto in their entirety.

Taste, Inc is a Delaware Corporation, formed on 01/08/2018.

The Company is located at 833 Broadway, 2 Floor, New York, NY 10003.

The Company's website is https://www.taste.io.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The content recommendation market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business model is capital intensive and in the short term in particular relies significantly on the successful acquisition of users through paid marketing strategies. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company has a limited operating history upon which you can evaluate its performance: Since the Company's inception in January 2018, it has been designing and developing its product. While sales efforts have begun, the Company requires additional capital to continue developing its product. Assuming the Company is able to raise sufficient capital, there are still numerous risks that may prevent or delay the start of monetization. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's cash position is relatively weak. The Company currently has only $37,838 in cash balances as of 3/13/20. This equates to roughly 6 months of runway. The Company believes that it is able to continue extracting cash from revenue generation to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The company has seen significant churn in its mobile product to date, in part as a result of their customer acquisition model. If this model is not adjusted or developed the company will expect to see continually high levels of churn.

The ongoing testing and development of the company's marketing strategy, products and services mean that its projections and operational metrics are difficult to attribute clearly to sustainable user and growth trends. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive content recommendation space. Additionally, the product may be in a market where customers will not have brand loyalty.

The company does not currently have any corporate partnerships and while pilots for B2B revenue sources are in the works, the company has thus far not demonstrated the ability to monetize the platform via corporate sources. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has engaged in Related Party Transactions. During the period of January 08, 2018 (inception) through December 31, 2018, two stockholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $53,699. The stockholders have since waived these funds.

The Company is currently not registered as a foreign corporation authorized to do business in New York State. The Business Corporation Law provides that a foreign corporation may not do business in New York until it is authorized to do so by the New York State Department of State. SeedInvest has not conducted any analysis to determine whether such registration is required, but failing to properly register may lead to monetary penalization, inability to initiate a lawsuit, and difficulties with licensing. There is no guarantee that the company will register to avoid possible penalization.

BUSINESS

Description of the Business

More than 1 billion users rely on review sites like Yelp and IMDB to get recommendations, generating over a billion dollars in advertising revenue every year. Oddly, these platforms do not offer a truly personalized experience. Why should two people with drastically different tastes see the same ratings and reviews?

Taste uses predictive algorithms to deliver personalized reviews across products and services. By rating what you like and dislike, the app generates a personal "Match%" for every item. Not only will you save time finding what to watch, what to read, and where to go, building a taste profile is also surprisingly addictive.

The Match% is computed from the ratings of people who are the most similar to you in taste. This peer-to-peer method allows us to service a wide range of categories with the same user experience and algorithm. It also means we can suggest what book you will enjoy based on the music you love and the restaurants you frequent—it's helping you get recommendations from like-minded people all around the world.

300,000 registered users.

Already one of the top search results on Google and both app stores.

Upcoming categories include music, books, podcasts, games, apps, food & drink, travel, events, anime & comics, fashion, gadgets, articles, and even recipes.
Personalized results that come from humans, not a machine.
App lets you compare tastes with friends to find what to watch together or a restaurant you will all love.

By consolidating reviews across categories and making them personalized, you would only need a single Taste profile across the web. Our long-term vision is to replace all rating and review platforms with one app and turn "Match%" into the new standard for product discovery.

Business Plan
The Taste App delivers personalized reviews and recommendations by connecting people with similar tastes. The product is available in both app stores and as a webapp.

Product Highlights
Match% is 2.5x more accurate in predicting user preference when measured against generic rating systems (based on management estimation).
Taste users rate and save 30x more than they do on category leaders, such as IMDB (based on management estimation), creating a network effect with higher data density.

50% of users retain the Taste App after 90 days—that's 2x the industry average of 22%.

Taste profiles are naturally social. 30% of users already have friends on the platform. Cost-per-acquisition for app installs is $0.23.

Competitive Advantages
Humanistic AI. Our algorithm connects like-minded users, so the experience is natural and humanistic. The result feels like you're asking a good friend rather than a machine computation of cut-and-dry attributes.
Category Agnostic. We use the same set of algorithms and databases to handle items across categories making scaling cost-effective. This ability to scale and collect data creates a high entry barrier for competitors that are category-specific.

Not Creepy. Taste users are incentivized to rate, save, and dismiss items to get better recommendations. This leads to an increased amount of opted-in data that helps us serve more relevant sponsored content. We will achieve high ARPU from users' actual product preferences, rather than crawling their photos, personal messages, and browsing history.

Business Model
Advertising. For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Advertising among review platforms is already a fast-growing billion-dollar business.
Freemium. Taste is designed to generate revenue directly from consumers. Through our freemium model (unlocking advanced filters and features), we generate revenue by selling recommendations as a B2C SaaS.

Upcoming Features
Category Expansion. With movies and TV shows already launched, we will be releasing music, books, podcasts, games, and app recommendations in 2019. Also in development: food & drinks, travel & hotels, anime & comics, concerts & events, fashion & brands, beer, liquor, & wine, recipes, articles & video content, gadgets & products.
Single API / Single Profile. A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.

Merge Profiles. Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.

Compare & Explore. Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

The Company's Products and/or Services

Product / Service	Description	Current Market
Taste App and Webapp	Taste provides movie, tv, and shopping recommendations based on your unique taste.	Retail Shopping and Movie and TV Show consumers worldwide.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Macro Environment
Research shows that ~90% of users rely on online reviews to make purchase decisions. Millennials' trust for online reviews has even exceeded word-of-mouth. As the global trend continues to move towards content overload and subscription businesses, good product recommendations are becoming more valuable than ever. Through our freemium model, we've shown that users are willing pay for better recommendations.

Personalization Tech
Recommendation tech is already a common added feature on content and e-commerce sites. A reliable recommendation engine requires data density, scientific expertise, and a lot of processing power—which can be hard to obtain. The ones who can afford it (e.g. Netflix) are limited to making recommendations for what they have in stock. As a result, users are creating different profiles on multiple sites and the data is not being properly utilized.

Review Sites & Apps
The generic review and recommendation platform industry is mature and growing. Yelp expects $942M in revenue for 2018 and TripAdvisor saw $1.6B in revenue for 2017, with the majority of revenue coming from advertising and lead-generation. Other category-specific platforms like IMDB, Rotten Tomatoes, and Goodreads are housed under larger corporations such as Amazon and Comcast. Average revenue per MAU across the industry ranges from $3-10. Our goal is to transition 5-10% of generic review users onto our personalized platforms over the next 5 years.

Personalized Platforms
Other players in the field include REX, Likewise, and Itcher. Early attempts of comparable businesses e.g. Hunch and MightyTV resulted in exits to eBay and Spotify.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John Lin	Founder & CEO (2016 – Present)	Taste Labs, Inc. Founder & CEO (2016 – Present) Oversees overall business operations, fundraising, financials, marketing, and business development.
Justin Messina	Founder & CTO (2016 – Present)	Taste Labs, Inc. Founder & CTO (2016 – Present) Oversees all technical aspects of the business, including HR for the tech department, and decisions relating to third-party integration, as well as outside vendors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	6,000,000	Yes	N/A	100%	N/A
Option Pool	666,666	N/A	If exercised	0%	N/A
Crowd Note	$757,424	N/A	N/A	N/A	N/A

The Company has the following debt outstanding: None, outside of the securities listed above

Ownership

A majority of the Company is owned by a few individuals. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
John Lin	Common Units	45%

| Justin Messina | Common Units | 45% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Taste Labs, Inc. ("the Company") was incorporated on January 8, 2018 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides personalized recommendations through its subscription-based app.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $126,612 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider the $3,000,000 evaluated valuation cap and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	June 2019	Reg CF & 506(c)	Crowd Note	$757,424	Working Capital

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or

its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the period of January 08, 2018 (inception) through December 31, 2018, two stockholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount of advances outstanding is $53,699.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Lin

_____
(Signature)

John Lin

_____
(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/John Lin

_____
(Signature)

John Lin

_____
(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer

_____
(Title)

/s/John Lin

June 12, 2020

_____
(Date)

/s/Justin Messina

14

_____

(Signature)

Justin Messina

_____

(Name)

CTO

_____

(Title)

June 12, 2020

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



COMPANY CERTIFIED FINANCIALS

I, John Lin, certify that the financial statements of Taste Labs, Inc. included in this Form are true and complete in all material respects.

John Lin, CEO
Taste Labs, Inc

June 10, 2020


Taste Labs, Inc

BALANCE SHEET

As of December 31, 2019


(Unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Citibank Business Checking	86,949.01
Total Checking	**86,949.01**
Funds receivable	0.00
Total Bank Accounts	**$86,949.01**
Accounts Receivable	
Accounts Receivable	48,250.00
Total Accounts Receivable	**$48,250.00**
Total Current Assets	**$135,199.01**
TOTAL ASSETS	**$135,199.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued interest	3,938.00
Cash Advance (Shareholder)	2,881.96
Total Other Current Liabilities	**$6,819.96**
Total Current Liabilities	**$6,819.96**
Long-Term Liabilities	
Notes Payable	757,423.51
Total Long-Term Liabilities	**$757,423.51**
Total Liabilities	**$764,243.47**
Equity	
Common Stock	600.00
Retained Earnings	-72,913.00
Net Income	-556,731.46
Total Equity	**$ -629,044.46**
TOTAL LIABILITIES AND EQUITY	**$135,199.01**


Accrual Basis Thursday, June 11, 2020 04:24 PM GMT-04:00


Taste Labs, Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales of Product Income	63,123.35
Total Income	**$63,123.35**
GROSS PROFIT	**$63,123.35**
Expenses	
Advertising & Marketing	55,696.87
Bank Charges & Fees	228.28
Commissions	87,008.75
Contractors	384,936.47
Donations	1,000.00
Dues and subscriptions	299.00
Insurance	5,964.40
Legal & Professional Services	8,933.98
Meals & Entertainment	987.44
Office Supplies & Software	5,625.02
Other Business Expenses	18,864.75
Rent & Lease	18,936.00
Taxes & Licenses	450.00
Technology & Services	24,250.14
Telecommunication	1,936.43
Travel	3,567.03
Uncategorized Expense	1,170.25
Total Expenses	**$619,854.81**
NET OPERATING INCOME	**$ -556,731.46**
NET INCOME	**$ -556,731.46**

Taste Labs, Inc

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-556,731.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	-48,250.00
Cash Advance (Shareholder)	2,881.96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-45,368.04**
Net cash provided by operating activities	**$ -602,099.50**
FINANCING ACTIVITIES	
Notes Payable	652,423.51
Net cash provided by financing activities	**$652,423.51**
NET CASH INCREASE FOR PERIOD	**$50,324.01**
Cash at beginning of period	36,625.00
CASH AT END OF PERIOD	**$86,949.01**

Note: Convertible Notes (SeedInvest)

During August 16th, 2019 the company issued convertible notes as part of a Regulation CF based funding round, conducted via SeedInvest.com (SI Securities LLC.), and bearing an interest rate of 6%.

As of December 31, 2019, the total amount of convertible notes is $757,424.